EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS

Symmetricom, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,					Nine Months
						Ended
						March 31,
	2000	2001	2002	2003	2004	2005
	(in thousands)
Earnings:

Pretax earning from continuing operations	$5,273	$34,877	$(8,973)	$(46,500)	$(4,373)	$16,021
Add Fixed charges	962	897	844	759	$661	410
Earnings/(losses)	$6,235	$35,774	$(8,129)	$(45,741)	$(3,712)	$16,431

Fixed Charges:

Interest expenses	$683	$664	$661	$628	$585	$392
Interest Expenses on Operating Rent	$279	$233	$183	$131	$76	$18
Fixed charges	$962	$897	$844	$759	$661	$410

Ratio of earnings to fixed charges	6.5	39.9	—	—	—	40.1